SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF September 2002



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                           Form 20-F   x    Form 40-F
                                      ---             ---
                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes           No   x
                                   ----         ----

                  (If "Yes" is marked, indicate below the file number assigned
         to the registrant in connection with Rule 12g3-2(b): 82-    .)

                                   Contact:
                                       Investors:  Kerry Calaiaro
                                                   +1 212 837-0880
                                                   Email: calaiaro_ke@willis.com

                                       Media:      Nick Jones
                                                   + 44 20 7488-8190
                                                   Email: jonesnr@willis.com

                                                   Dan Prince
                                                   +1 212 837-0806
                                                   Email: prince_da@willis.com


                       WILLIS GROUP APPOINTS BILL BRADLEY
                              TO BOARD OF DIRECTORS



London, U.K., September 18, 2002 - Willis Group Holdings, Limited (NYSE:WSH), the global insurance broker, today announces the appointment of former U.S. Senator Bill Bradley to its Board of Directors.

Bill Bradley, 59, currently a Managing Director of Allen & Company and Chief outside advisor to McKinsey & Company's non-profit practice, has enjoyed a distinguished career in private and public life for many years. He served in the United States Senate, representing the state of New Jersey, from 1978 through 1997. During his Senate tenure, he was a prominent member of the Senate Finance, Intelligence, and Energy and Natural Resources Committees, as well as being actively involved in a wide range of other areas, including education and the environment. From 1998 - 2000 he sought the Democratic nomination for President of the United States.

An honors graduate from Princeton University and a Rhodes Scholar at Oxford University, Bradley enjoyed a highly successful basketball career before entering politics. An Olympic gold medal winner in 1964, he was an outstanding player for the world champion New York Knickerbockers basketball team from 1967 to 1977. He is also well-published having authored five books on American politics, culture and economy.

Welcoming Senator Bradley to the Board, Joe Plumeri, Chairman and CEO said, "I am delighted Bill has accepted our invitation to join the Board. Few have achieved as much as he has and even fewer can match him in the manner of his accomplishments - with unquestionable integrity and forthright leadership. He is a statesman with international stature and his perspective will be invaluable as we continue to execute our vision to build the world's greatest insurance brokerage".

Bill Bradley said, "Willis has a great history of which it is rightly proud, and since its re-emergence as a publicly traded company in June of last year, it clearly has taken significant strides in the global insurance marketplace. I hope I can make a contribution to the Group's development, and I am very pleased to accept Joe's invitation".

From 1997 to 1999, Bradley was a Senior Advisor and Vice Chairman of the International Council of JP Morgan & Co., Inc. During that time, he also served as an essayist for CBS evening news, a visiting professor at Stanford University, University of Notre Dame and the University of Maryland. He currently sits on the Boards of Eastman Kodak and the Carnegie Endowment for International Peace.

Willis Group Holdings Limited is a leading global insurance broker, developing and delivering professional insurance, reinsurance, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 direct and associate offices in more than 100 countries, its global team of 13,000 Associates serves clients in some 180 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange. Additional information on Willis may be found on its web site www.willis.com

                                      # # #

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       WILLIS GROUP HOLDINGS LIMITED

                                       By: /s/ Mary E. Caiazzo
                                           --------------------------------
                                           Mary E. Caiazzo
                                           Assistant General Counsel

Date:  September 18, 2002